Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

Invitation to ordinary General Meeting

ISIN: DE 0005785802 // Securities Identification No. 578 580
ISIN: DE 0005785836 // Securities Identification No. 578 583
ISIN: DE 000A0STSR6 // Securities Identification No. A0STSR
ISIN: US 3580291066 // ADR Identification No. 879 529
ISIN: US 3580292056 // ADR Identification No. 903 780

We hereby invite our shareholders to the
ordinary General Meeting to be held on
Tuesday, 20 May 2008 at 10:00 a.m.
in the Congress Center Messe Frankfurt,
Ludwig-Erhard-Anlage 1, D-60327 Frankfurt am Main.

Agenda

1.

Presentation of the annual financial statements and group financial statements, the management reports for Fresenius Medical Care AG & Co. KGaA and the group, approved by the Supervisory Board, the report by the General Partner with regard to the information pursuant to Sections 289 (4), 315 (4) German Commercial Code and the report of the Supervisory Board for the financial year 2007; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the financial year 2007

The General Partner and the Supervisory Board propose the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the financial year 2007 as presented, showing a profit of EUR 668,683,462.20.

2.	Resolution on the application of profit

The General Partner and the Supervisory Board propose that the profit shown in the annual financial statements of EUR 668,683,462.20 for the financial year 2007 be applied as follows:

Payment of a dividend of EUR 0.54 for each of 292,786,583 ordinary shares entitled to a dividend	EUR 158,104,754.82

Payment of a dividend of EUR 0.56 for each of 3,778,087 preference shares entitled to a dividend	EUR 2,115,728.72

Carried forward to new account	EUR 508,462,978.66

Profit	EUR 668,683,462.20

The dividend is payable on 21 May 2008.

3.	Resolution on the discharge of the General Partner

The Supervisory Board and the General Partner propose that discharge be granted to the General Partner of the Company for the financial year 2007.

4.	Resolution on the discharge of the Supervisory Board

The General Partner and the Supervisory Board propose that discharge be granted to the members of the Supervisory Board of the Company for the financial year 2007.

5.	Election of the auditors and group auditors for the financial year 2008

The Supervisory Board proposes the election of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main as auditor and group auditor for the financial year 2008.

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From the day of the calling of the ordinary General Meeting the following documents are laid out for inspection by shareholders in the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, D-61352 Bad Homburg v.d.H.:

•

The annual financial statements and group financial statements approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the group, the report by the General Partner with regard to the information pursuant to Sections 289 (4), 315 (4) German Commercial Code and the report of the Supervisory Board for the financial year 2007.

On request each shareholder shall receive a copy of the above documents free of charge. Further, these documents are available via the Internet (www.fmc-ag.com) and will be laid out in the ordinary General Meeting of the Company.

Participation in the General Meeting

Those shareholders who apply to the Company in text form in English or German by Thursday, 15 May 2008 at the latest under the following address

Fresenius Medical Care AG & Co. KGaA
c/o Dresdner Bank AG
WDHHV dwpbank AG
Wildunger Straße 14
60487 Frankfurt am Main
Telefax: + 49 (0)69 5099 1110

E-Mail: hv-eintrittskarten@dwpbank.de

and prove their shareholding to the Company are entitled to participate in the ordinary General Meeting. As evidence of their shareholding, the shareholders must, at the latest by Thursday, 15 May 2008 provide evidence of their depositary institution in text form in English or German showing the extent to which they are shareholders of the Company at the beginning of 29 April 2008, 0:00 hours Central European Summer Time (CEST).

At the time of the convocation of the ordinary General Meeting of the total amount of 296,568,231 shares issued by the Company consisting of 292,786,583 ordinary bearer shares and 3,781,648 bearer preference shares all ordinary bearer shares are entitled to participate in and vote at the meeting and all bearer preference shares are entitled to participate in the meeting. Each ordinary bearer share carries one vote in the ordinary General Meeting. Bearer preference shares have no votes.

Proxies

A shareholder can have his vote in the ordinary General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of his choice.

The Company offers, as a special service, that shareholders may authorize proxies named by the Company, bound to voting instructions, prior to the ordinary General Meeting. The shareholders who wish to authorize such proxies named by the Company require an entry ticket to the ordinary General Meeting for this purpose. Proxies must be transmitted in text form. The shareholders shall receive the necessary documents and information together with their entry ticket.

Counterproposals

Counterproposals to a proposal of the General Partner and Supervisory Board on a particular agenda item in the meaning of Section 126 German Stock Corporation Act and shareholders’ nominations for the election of the auditors in accordance with Section 127 German Stock Corporation Act are to be addressed exclusively to:

Fresenius Medical Care AG & Co. KGaA
- Investor Relations -
Else-Kröner-Straße 1
D-61352 Bad Homburg v.d.H.
Telefax: +49 (0)6172-609-2301
E-Mail: ir@fmc-ag.de

Applications of shareholders received at the latest two weeks prior to the day of the ordinary General Meeting by the Company will, as far as no obstacles exist as per Section 126 (2) German Stock Corporation Act, be published without delay after their receipt and upon proof of shareholding on the internet (www.fmc-ag.com). Applications addressed otherwise will not be taken into account.

Hof an der Saale, April 2008
Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board

Notice to Holders of American Depositary Receipts (ADR Holders) of the
ordinary General Meeting
- ISIN: US 3580291066 // ADR-Identification-No.: 879 529 -
- ISIN: US 3580292056 // ADR-Identification-No.: 903 780 -

If ADR Holders wish to participate personally in the ordinary General Meeting, they are requested to pass the application for the issue of entrance tickets through their depositaries to the US American correspondence banks. In order to ensure that the deposit period in accordance with Article 15 ss. 1 of the Articles of Association is observed, the applications for the issue of entrance tickets must reach the US American correspondence banks by 8 May 2008 at the latest. The ADR Holder’s depositary has to ensure that the applications are passed on in time.

All entrance tickets will be issued on the basis of one share.

As far as the ADRs represent preference shares, they have no voting right at the General Meeting.

As far as ADRs represent ordinary shares, the ADR Holders can, through their depositaries, have their voting rights in the ordinary General Meeting exercised by Bank of New York. The depositary will ensure the exercise of the voting rights in accordance with the instructions of the ADR Holder. Such applications must be received by the US American correspondence banks by 9 May 2008 at the latest. Particular care must be taken that no confusion between ADRs for ordinary shares and those for preference shares takes place.

Holders of ADRs which represent ordinary shares can also personally exercise the voting right in the ordinary General Meeting.

The depositaries are referred to the separate publications in the journal “Wertpapier-Mitteilungen”.

Hof an der Saale, April 2008
Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board